September 13, 2019

Mark Davies
Chief Financial Officer
APX Group Holdings, Inc.
4931 North 300 West
Provo, UT 84604

       Re: APX Group Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           Form 8-K
           Filed August 6, 2019
           File No. 333-191132-02

Dear Mr. Davies:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 6, 2019

Exhibit 99.1, page 1

1. We note your highlighted presentation of Adjusted EBITDA appears to indicate that it is a measure of performance (or liquidity) for the quarterly periods ended June 30, 2019.
      However, your disclosures regarding Non-GAAP financial measures describe Adjusted
      EBITDA as "additional information" to allow investors to assess your compliance with certain financial covenants applicable to your indebtedness and "not as a measurement of financial performance." Accordingly, please clearly label your Adjusted EBITDA measure in your Highlights section as a debt covenant compliance measure. Please also disclose the amount or limit required under the financial covenant for which Adjusted
      EBITDA is used.

       We remind you that the company and its management are responsible for the accuracy
 Mark Davies
APX Group Holdings, Inc.
September 13, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Larry
Spirgel, Assistant Director, at (202) 551-3815 with any other questions.



FirstName LastNameMark Davies                             Sincerely,
Comapany NameAPX Group Holdings, Inc.
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Corporation Finance
September 13, 2019 Page 2                                 Office of
Telecommunications
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